Contact

www.linkedin.com/in/david-constantine-3550b4161 (LinkedIn)

Top Skills

Financial Analysis
Commercial Real Estate
Team Leadership

David Constantine, MBA

Co-Founder | Tedx Speaker | Xavier & Loyola Alum | Analyst
Chicago, Illinois, United States

Summary

Highly motivated MBA in Finance graduate of Loyola University Chicago and Undergraduate Alum of Xavier University. Environmental Advocate. Currently working in the supply chain management industry as a Commercial Analyst, specifically focusing on Net Revenue Opportunities. Strong team player who is self-motivated, detail oriented, and well organized. Consistently recognized by peers for strong written and verbal communication skills. Years of experience in Microsoft Office, specifically Microsoft Excel, PowerPoint, and Word.

Experience

Redwood Logistics
Commercial Analyst
September 2022 - Present (8 months)
Chicago, Illinois, United States

Clean Earth Rovers, LLC
Co-Founder
March 2019 - Present (4 years 2 months)
Cincinnati, Ohio, United States

Stagecoach Partners
Analyst
November 2021 - September 2022 (11 months)
Chicago, Illinois, United States

Yagööt
Franchise Operations Coordinator and Anaylst
August 2020 - December 2021 (1 year 5 months)
Cincinnati, Ohio, United States

Xavier University
Membership Service Representative

August 2019 - August 2020 (1 year 1 month)
Cincinnati, Ohio, United States

Lippes Mathias Wexler Friedman LLP
Summer Intern
June 2016 - August 2016 (3 months)
Buffalo, New York, United States

Education

Loyola University Chicago
Master of Business Administration - MBA, Finance · (August 2022)

Xavier University - Williams College of Business
Bachelor's degree, Entrepreneurship/Entrepreneurial Studies · (2017 - 2021)

Canisius High School
High School Diploma · (2014 - 2017)